Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE FISCAL COUNCIL
OF MAY 5, 2008

On May 5, 2008 at 11:00 a.m. at the company’s head office, the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met under the presidency of Prof. Iran Siqueira Lima, with the purpose of providing an opinion on the first quarter 2008 financial statements.

Following due examination of the said financial statements, the members of the Fiscal Council resolved to register the following opinion:

“FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the financial statements for the period from January to March of 2008,  have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure,  financial position and the activities conducted by the company during the period.”

There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, May 5 2008. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela – members of the Fiscal Council.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer